Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

  Cinergy Stock Last Week: High - 41.99  | Low - 40.92            52 Week: High - 43.60 | Low - 36.20

May 25, 2005

To go to Cinergy’s Strategy Community on iPower, click on the Think B.I.G. banner above.

This week’s chart shows three year’s worth of incremental growth on the PSI system. Although load growth can be predicted within limits, summer can always bring the unexpected, as past years have shown us. We get ready for summer demands based on our experience, but part of that experience dictates that we maintain a comfortable reserve margin, just in case.

A reserve margin of 17 percent would boost the “2005 forecast” bar far off this chart, to 7,544 MW. That’s why purchased power, as well as generation and transmission readiness, figures as part of our readiness strategy.

strategically speaking

Summer readiness, 2005

So far, it has been a cool spring. A cool spring could take us into a mild summer, but then again it could be the prelude to an old-fashioned scorcher. We have to be ready for anything.

On May 6, PSI President Kay Pashos appeared before the Indiana Utility Regulatory Commission for an annual rundown of PSI’s preparedness. A look at that presentation outlines the factors that go into a good program of strategic readiness.

First comes the forecast. If it weren’t for existing demand-side management programs, this week’s forecast chart, above, would reach about 160 MW higher for the 2005 projection. As it is, we believe that peak load management and interruptible contracts will enable us to lower that bar instead, by 324 MW. So far, so good. But add back 70 MW to account for a firm sale to the Wabash Valley Power Association and another 1,096 MW to bring us up to a 17 percent reserve margin and you’re up to 7,544 MW. That’s the goal we must be prepared to meet.

With the exception of Edwardsport 8, all PSI generating units are set to be available from June through September. That’s because PSI has performed 37 weeks of springtime maintenance on its steam units, along with 5 weeks on its CT fleet. That existing generation gets us to 6,975 MW, which is more than enough to carry us through the projected peak, but leaves us with less than a 9-percent reserve margin. To meet 17-percent reserve requirements, we need more. Cogeneration can give us another 3 MW, which leaves another 566 MW to be purchased.

Of course, all that power has to flow through the grid. Are we ready to carry power at peak demand? In 2003 and 2004, 158 miles of 138 KV lines were completed on the PSI system, along with another 38.5 miles of 230 KV lines through March 2005. Further investments to refurbish existing lines have been arranged. In the meantime, storm emergency plans have been updated and training completed. North American Electric Reliability Council blackout recommendations on system operator training have been implemented, along with cyber security standards.

So does PSI have adequate resources and infrastructure to meet 2005 customer needs? We believe so. But PSI and other operating companies in Indiana face a number of near-term challenges.

MISO Day 2 operations are now a factor on the regional market and transmission system. There is a day-ahead capacity standard imposed by MISO that must be met, and there may well be some transitional problems (see Forming a new market, Cinergy Now, April 6).

Even so, PSI, along with CG&E and ULH&P, has followed a sound strategy of preparedness, balancing the risk of system investment against the need for system reliability.

this week’s headlines

Employees, retirees seek answers to merger questions

Merger information sessions going on now

F&AII project wrap-up

Cinergy Solutions continues to demonstrate award-winning performance

Bankruptcy customer service representative identifies fraud case

Wabash River Repowering has never had a lost time injury in 11 years

GE awards Zimmer Station environmental leadership award for being “one of the best”

CM&T organizational change

Security Officer Kahr sends his thanks

New project will improve the budgeting process

Cincinnati celebrates its paralegals

Foundation awards scholarships

Free Smith Barney financial workshops

DTV problems at work?

Cool Chats with the Cincinnati Ballet

Students from OhioReads program spent a day “horsing around”

Paddlefest needs volunteers

Blood drive at 4th and Main June 7

Tip to live well

Memorial Day

May 30, 2005

Defense Secretary Donald Rumsfeld (above)

industry news

Energy bill calls for extension of daylight savings	Senate Energy Committee proposes loans to power industry

Calpine restructuring announcement expected at today’s shareholder meeting	Ocean Power partners with consortium on new wave farm

Exelon joins Pew Center on climate change, environmental council	Ohio Edison responds to Akron critics of tree-trimming work

this week’s headlines

Employees, retirees seek answers to merger questions

Since Cinergy’s merger with Duke Energy was announced on May 9 (See Special Merger Edition, Cinergy Now, May 11, 2005), employees and retirees alike have contacted the iPeople Center for answers to their questions. From time to time in Cinergy Now, we will provide answers to those questions.

This week, we are addressing some of your financial concerns. The answers to these and other questions addressed in the future will be added to the Merger FAQ document currently housed on iPower.

Q. What happens to the $9.1 billion?

A. The merger will be a stock-for-stock transaction. The $9.1 billion represents the aggregate market value of Duke Common Stock, as of the date of the announcement, that Cinergy shareholders would receive when the merger is completed. The ultimate market value of the Duke Common Stock received by the Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

Q. What is the official shareholder record date to vote on the merger?

A. The shareholder record date will not be determined until the companies determine the date of their special meetings of shareholders.

Q. How does the stock conversion work?

A. Subject to the terms of the Merger Agreement, if the merger is completed, each issued and outstanding share of Cinergy Common Stock will be converted into the right to receive 1.56 shares of Duke Common Stock. If the merger is completed, shareholders and participants in plans will receive information about what steps they must take, if any, to receive Duke Energy shares for their Cinergy shares.

Q. How will dividends be affected?

A. In conjunction with the merger announcement, Duke Energy’s board of directors has said that it intends to increase Duke Energy’s dividend by 12.7 percent, or 14 cents a year, for an annual dividend of $1.24. The dividend increase, which will be voted on during the Duke Energy’s board’s June meeting, would be effective with the September 2005 disbursement. As a result of the merger exchange ratio and the anticipated Duke Energy dividend increase, it is expected that Cinergy shareholders will be kept whole at closing with respect to their current dividend. Future dividend levels will be set by the board of directors of the combined company.

Have more questions?

Remember, the iPeople Center is available to answer any questions you may have. The HR specialists are available Monday through Friday from 7:30 a.m. until 5 p.m. Eastern Time. You can reach them at the following numbers: 287-3333, toll free at 1-866-466-6947, or for the hearing impaired/TDD 1-800-750-0750. You can also e-mail the iPeople Center at ipeople@cinergy.com.

Merger information sessions going on now

A series of informative officer/employee meetings got off the ground last week, with sessions at Queensgate, Kokomo, and 4th and Main.

Many more have been scheduled, including 21 this week. The schedule was sent to all employees last Friday with the weekly merger update e-mail.

The photo you see here was taken this morning at the 4th and Main session facilitated by Lynn Good, vice president of Finance and Cinergy controller, and Caryn Riggs, vice president of Labor Management.

Executives will not be able to reach every Cinergy location, so employees with questions can e-mail them directly to the iPeople Center, or call an HR specialist from 7:30 a.m. to 5 p.m., Monday-Friday, at 287-3333, toll free at 1-866-466-6947, or for the hearing impaired/TDD 1-800-750-0750.

F&AII project wrap-up

May 31 marks the end of the Finance & Accounting Improvement Initiative. In May, Hyperion Financial Management (HFM), Hyperion Analyzer, Hyperion Intelligence, Hyperion Reports, and BDMS 3.0 went live in production. The updated feeder systems have been live since mid-March.

“The F&A car is now ready to be driven,” said Project Manager Lee Howe. “The F&A Production Support team and the users of the various tools will now be learning how to drive the tools more efficiently and effectively over the next several months.”

The deployment marks a major success for the F&A Improvement Initiative, which launched in March 2003.

“I want to send a sincere appreciation to the members and contributors of the initiative for their persistence, perseverance and hard work to get us to the goal line,” said Lee.

The F&AII made major changes to Cinergy’s accounting code block, changes that affected nearly all employees. Over 500 employees attended various F&A training courses. Approximately 950 employees took F&A related e-learning modules.

“We’re very happy with the feedback we are receiving from the courses,” said Training, Communication, and Change Management Lead Michelle Davis. “The implementation of the F&A iPower community and the quick access to all F&A related training materials including the increased use of eLearning modules and online exercise simulations has helped employees get up to speed more effectively.”

Kathy Lilly, manager, Production Support said, “One of the biggest challenges we had to overcome was determining and distributing updated accounting information for all our employees. Everyone did a great job of supporting that effort, from the business unit financial coordinators to the project team members to each impacted employee.”

“This is a big change for Cinergy,” Lee said. “And we will hit some bumps, but I am confident that as a company we can tackle these challenges and come out better in the end.”

Support is available via the F&A hotline: just send an e-mail to #F&AHelp. “Those messages are distributed to a number of team members,” said Kathy, “and whoever has the right expertise to resolve the issue chimes in.”

F&AII will wind down with the first month-end close in the new tools, but Cinergy is not done improving its finance and accounting. Look for new F&A projects in the coming months, including a renewed effort to enhance budgeting for 2006.

On behalf of the F&AII team and F&A steering committee, thanks again to all of those involved in the completion of the project.

Cinergy Solutions continues to demonstrate award-winning performance

Cinergy Solutions receives prestigious GM award

The General Motors Worldwide Facility Group awarded its annual Customer Recognition Award to the staff of Shreveport Red River Utilities, an affiliate of Cinergy Solutions, for their exceptional customer service in 2004.

Selected by the GM Evaluation Team, the award’s recipient is recognized for generating customer enthusiasm through commitment, creativity and exceptional service.

Cinergy Solutions upgraded and now operates steam, cooling, compressed air, water/waste water treatment and HVAC systems in four facilities in Shreveprot LA, Oklahoma City OK, and Lansing OH.

Congratulations to the Shreveport Utilities group on this highly esteemed honor.

Cinergy Solutions’ St. Paul Cogeneration facility wins Environmental Initiative award

The cogeneration facility in St. Paul, Minnesota—jointly owned by Cinergy Solutions and Market Street Energy Company—was presented the 2005 Environmental Initiative award for the energy division. This annual award recognizes the leaders in energy, environmental education, land use, private and public sector innovation in Minnesota. The Environmental Initiative is sponsored by Bloomberg & Podpeskar, Anderson Windows & Doors, 3M, Great River Energy and Medtronic.

Exceptional environmental benefits brought together by a unique partnership of communities, customers and suppliers led to St. Paul Cogeneration being name the largest wood-fired combined heat and power plant in the U.S.  The project’s 25 MW electric power, sold to Xcel, is used in the Minneapolis/St. Paul area and avoids the transmission losses associated with remotely generated electricity. Commercial, governmental, industrial and residential facilities in the St. Paul metropolitan area use the heat. The project significantly reduces air pollution by displacing 110,000 tons of coal burned with urban wood waste every year. This reduces sulfur dioxide emissions by roughly 600 tons per year and reduces fossil-fuel-derived carbon dioxide emissions (CO2) by roughly 283,000 tons per year.

Congratulations to the St. Paul Cogeneration facility team.

Bankruptcy customer service representative identifies fraud case

Customer arrested and convicted

As Jeri Bruns, Holiday Park, went about her job processing bankruptcies, she came across one that just didn’t seem right.

“Jeri initiated an investigation because the documentation did not look right,” says Carol Victor, Revenue Collections supervisor. “She contacted the attorney who in turn referred her to the U.S. Trustee’s office. From there the FBI became involved. Jeri received a phone call from Doug Hawkins in the U.S. Trustee’s office thanking her. Mr. Hawkins said that if Jeri hadn’t reported this, the customer would have gotten away with the fraud.”

Carol Ann Teegarden of Florence, Ky. was sentenced on May 18 to eight months in prison for feigning bankruptcy and trying to pull the stunt on Cinergy on six occasions, involving a total of $2,148 in bills in 2002 and 2003. Teegarden, a 29-year-old mother of one child, pleaded guilty to the charge last November. At the time, Teegarden was still on probation for a bank embezzlement and credit card fraud case. Then, on the day after she pleaded guilty, Teegarden committed credit card fraud. Bond was revoked, and she has spent the last 100 days in jail, a stretch that will be subtracted from her eight-month prison term. U.S. District Judge Susan Dlott gave her the maximum term.

“Jeri deserves a big pat on the back for a job well done,” says Carol. “Jeri’s close attention to the details was very instrumental in uncovering some fraudulent activity involving this customer.”

Suspected fraud cases can be referred to the Revenue Collections Department. In the East, potential cases can be referred to 287-3728 and in the West, please call 812/277-3114.

Wabash River Repowering has never had a lost time injury in 11 years

As summer 2005 approaches, the West CT Fleet is reminded of the summer of 1994 when Cinergy embarked on the challenges of staffing a facility that was the first of its kind, not only for Cinergy but in the Midwest.

For the past 11 years, Wabash River Repowering (WRR), the Cinergy-operated combined-cycle syngas-fired generating plant near Terre Haute, Ind., has not had a lost time injury.

The repowering operation is shown in the upper right quadrant of this photo.

“This is a remarkable achievement for the 22-member WRR team that lives ‘Safety Always!’ daily,” says Production Team Group Lead Larry Swan.

Adds Larry, “Safety, and what it means to each WRR employee and his or her family, continues to be emphasized daily just as it was 11 years ago, when the team had zero experience working with a syngas turbine. This excellent and enviable safety record is one the team can be proud of and serves as an example for any new power generation facilities and technologies we may pursue in the future.”

The WRR facility is fueled by syngas produced by the nearby SG Solutions LLC coal gasification plant. Gasification converts coal or petroleum coke into a synthetic gas, removing pollutants before the gas is burned. At the Wabash River facility, the syngas can be burned cleanly in a combustion turbine to generate power, while exhaust heat from the turbine may be used to produce steam to power Unit 1 at Cinergy’s Wabash River Station.

The combination of gas and steam turbine generators produces 281 megawatts of electricity. The syngas plant, which began operating in 1995, was originally part of a demonstration project with the U.S. Department of Energy’s Clean Coal program.

The Wabash River Repowering team includes: Jack Stultz, Tom Reed, Bonnie Gover, Jeff Griffith, Arnold Jenkins, Bill Tuttle, Rick Vicars, Bob Price, Sue Felgenauer, Jack Bazzani, Brian Lee, Patrick Meneely, Otis Russell, Tom Arehart, Dan Walls, Rick Hammond, Mark Roy, Eric Evans, Wade Kirby, Charlie Harris, John Konen and Jeff Walters.

Wabash River Repowering facts:

•                  Lost-time accidents in 11 Years: 0

•                  Employees: 22

•                  Man-hours worked last 11 years: 620,000

•                  Unit operating hours last 11 years: 50,000

•                  Unit generating capacity: 281 megawatts

GE awards Zimmer Station environmental leadership award for being “one of the best”

Earlier this month, the GE Infrastructure - Water & Process Technologies (W&PT) unit of GE honored Cinergy’s Zimmer station with one of its first Ecomagination Leadership Awards. The award was presented by GE WP&T Site Representative Juan Fernandez (left) and WP&T VP and GM George Oliver (right) to Zimmer Production Team Coordinator Ray Rohrer during the Ecomagination launch in Washington, D.C.

Said GE in presenting the award, “The Cinergy engineering, environmental and plant personnel worked tirelessly with the W&PT team to enhance the gas desulfurization process that reduces sulfur dioxide emissions and produces gypsum at Zimmer.”

By adding certain chemicals, solids are removed more efficiently and wastewater discharge quality is improved. The gypsum is shipped to a nearby Lafarge North America plant across the river in Silver Grove, Ky., to make wallboard. As a result of the project, 700-800 tons of solid waste is handled more effectively.

“This project is a great example of the Cinergy team employing the expertise of a number of key suppliers, including Utter Construction and GE to solve an operational and potential environmental problem with a positive impact,” Ray says.

Also participating in the Ecomagination launch were Cinergy employees: VP and Chief Procurement Officer Ron Reising (left); Manager of Engineering Dennis Zupan; and Manager of New Environmental Technology Strategy Darlene Radcliffe. Ron represented Cinergy as an invited GE customer during the launch.

Dennis and Darlene are working with GE on Cinergy’s study to build an integrated gasification combined cycle (IGCC) power plant.

According to GE, the Ecomagination awards recognize the “best of the best” as only 1 percent of GE’s customers receive the award for their efforts in reducing environmental impacts while positively having an economic impact. Additionally, Zimmer is eligible for the GE’s Ecomagination Chairman’s award in January.

Ecomagination is the name of GE’s corporation-wide commitment and initiative to imagine and build innovative solutions that benefit our customers and society at large. By combining the strengths of GE’s environmental technologies and the collective imagination of its 300,000 worldwide employees, GE is striving to create solutions that are as economically advantageous as they are ecologically sound.

CM&T organizational change

Jim Fallon, president, Cinergy Marketing and Trading, announced yesterday that Jack Farley, currently vice president, Power Origination, will assume the new role of senior vice president, Power Marketing and Trading, reporting to him.

Jack will have the responsibility for the Power Trading and Origination organization in Cincinnati .

Jim asks that you join him in congratulating Jack on his new responsibilities.

Security Officer Kahr sends his thanks

Therasas Kahr, security officer in the 4th and Main lobby, would like to thank the Cinergy employees who shared their love and much-needed support before, during, and after his eight-month tour of duty in Kosovo.

A specialist in the National Guard, Therasas says he’s “glad to be back home safe and among people who care about their American soldiers.”

He’s been a member of the National Guard for seven years.

New project will improve the budgeting process

“This year’s budgeting process should be much smoother than last year’s,” says Nancy Hollkamp, manager of Budgets. To make certain that the whole process is improved, a new project has been initiated that has been dubbed the 2006 Budget Enhancement Project.

Primary goals of the new initiative are to improve the performance of the budgeting tools by at least 25 percent to ensure the tools are available everyday between 6 a.m. and 9 p.m. and to thoroughly train everyone who prepares budgets. “Our intent is to make the budgeting process as smooth as possible,” says Nancy.

This year, the timeframe for budgeting will be compressed. All budgeting should be completed by Nov. 18 so that the budget can be reported at the December Board Meeting. The improved reporting capabilities should make this aggressive deadline achievable.

The PowerPlant (Capital) tool is scheduled to open on July 1. The Responsibility Center (RC) and the Financial Statement (FS) tools are scheduled to open on Aug. 1.

“While we’re not introducing any new reporting tools this year,” said Nancy, “Our plan is to better utilize the existing tools and to better train employees on how to use the tools.”

In coming weeks, we will be running a series of articles in Cinergy Now explaining important budget guidelines and decisions. Be sure to check here weekly to learn more about this year’s process.

Cincinnati celebrates its paralegals

Cinergy donates laptops to CPA Wills For Heroes program

By proclamation, Cincinnati Mayor Charlie Luken and Ohio Governor Bob Taft declared May 16 to be Paralegal Day in Cincinnati.

In conjunction with Paralegal Day, Cinergy Information Technology (IT) department is donating 15 mobile data terminals (MDTs) to the Cincinnati Paralegal Association (CPA), for use at future wills clinics. These MDTs are laptop-type computers that were formerly used in our Service Delivery vehicles. They were replaced during an equipment upgrade last year and are no longer needed by our personnel.

Pictured here are: (L-R), Steve Welte, Infrastructure;  Cathy Hutton, Pro Bono Committee Chair of CPA,  Michael Rivett, Infrastructure, Jennifer McKinney-Taylor, President of CPA; Robert Watson of IKON; Ceci Temple, Legal, and Ed Grothaus of Service Delivery

The CPA is currently running a community program called Wills For Heroes, where the CPA with assistance from its members and local attorneys volunteers time to provide wills, living wills and health care proxies to emergency services personnel such as firefighters, police officers and their families in the Greater Cincinnati/Northern Kentucky area. The clinics have grown in popularity over the years, and Cinergy, along with some of its employees, has played an important role in making them a success.

“This donation shows Cinergy’s support of the CPA and of our community,” says Ceci. “It also enables the CPA to continue to do good works and to touch lives.”

Ceci has been active with CPA for a number of years, and has served as first vice president of the organization.

For more information on CPA, Click Here or contact Ceci Temple at 287-4122.

Foundation awards scholarships

Congratulations are in order to the recipients of the Cinergy Foundation’s Year 2005 Scholarship Program. Each year the Foundation awards scholarships to selected dependents of Cinergy employees and retirees. This year 71 students were chosen. For a complete list of this year’s scholarship recipients, Click Here.

Award determinations are based on the following criteria: past academic performance and future potential, career and educational aspirations and goals, financial need, school and community activities, work experience, and unusual personal or family circumstances. Fifty percent of the ranking is based on academic achievement.

The Cinergy Foundation Scholarship Program is open to dependents of regular (full-time) employees and to dependents of deceased employees of Cinergy and its subsidiaries based in the United States, who have at least one year of continuous service before the application deadline date, and retirees with 10 or more years of service. Dependents of current or former officers or members of the board of directors are not eligible. This program is only for employees of Cinergy. Eligible dependents are natural or legally adopted children or stepchildren, or other children related to the employee who are living in the employee’s household. Eligible dependents must also be under age 25 and dependent upon the employee for support during the calendar year.

The Cincinnati Scholarship Foundation administers the program for Cinergy Foundation, and the deadline for each year is April 30. Application can be made during the senior year of high school and/or any year after high school. Students already enrolled in a post-high school educational institution may apply unless in the final year of their program.

Applications will again be available in January 2006, and announcements will be made in the Cinergy Now later this year regarding those application forms. Scholarships are not renewable, so you must re-apply every year even if you have received a scholarship previously.

Free Smith Barney financial workshops

Todd A. Haacke and Todd A. Hicks, financial consultants with Smith Barney in Cincinnati, will once again offer free financial planning workshops to Cinergy employees and retirees.

Due to limited space you must RSVP to Cheri Fitzgerald at 513562-8334 or Click Here to send her an e-mail. Lunch will be provided for the noon Cincinnati meetings for those who RSVP.

Smith Barney reps are exploring the possibility of conducting similar workshops at Plainfield or other Cinergy locations, if need be.

Upcoming workshops

•                  June 7: How will the Cinergy and Duke Energy merger impact you?  Noon, University Club, 401 E. Fourth St., Cincinnati; 6:30 p.m., Smith Barney office, 4030 Smith Rd., Suite 200, Cincinnati

•                  July 14: Are you Retiring Soon? Noon, University Club, 401 E. Fourth St., Cincinnati

•                  Aug. 11: Estate Planning, Noon, University Club, 401 E. Fourth St., Cincinnati; 6:30 p.m., Smith Barney office, 4030 Smith Rd., Suite 200, Cincinnati

•                  Sept. 13: Investing in a Global World, Noon, University Club, 401 E. Fourth St., Cincinnati

DTV problems at work?

Call the Help Center

Within the last two weeks, there have been two reported instances of Direct TV (DTV) problems on Cinergy property. Each time, DTV was called directly by a Cinergy employee who reported the problem. Unfortunately, this resulted in duplicate calls to DTV for each incident, along with DTV issuing two separate service call orders for the problems.

To lessen the chance of this duplication and allow for better monitoring of DTV service-related issues and repairs, all DTV problems should be reported to the Help Center at 287-4357 or 838-2100.

Also call the Help Center with any general questions about DTV at Cinergy.

Cool Chats with the Cincinnati Ballet

You are invited to participate in Cool Chats with the Cincinnati Ballet. Cool Chats, free to everyone, will take place at 7 p.m. the last Wednesday of every month through August in the Mickey Jarson Kaplan Performance Studio Lobby, 1555 Central Pkwy., Cincinnati.

This lecture series will be the Ballet’s first summer outreach program in its new space, and it is designed to inform and educate members of the general public at the Ballet headquarters about ballet as an art form. Here’s the chat schedule:

•                  May 25, Romanticism and Fantasy as a Ballet Tradition

•                  June 29, Celebrating America in Ballet

•                  July 27, Introducing Mr. Balanchine …  who he was; how he created; what he created

•                  Aug. 31, Ballets Weird and Wonderful

For more information on the Cincinnati Ballet, Click Here or call 513/621-5219. For ticket subscription information, visit the web site or call 513/621-5282.

There is no Cinergy discount available at this time for tickets to scheduled performances.

Students from OhioReads program spend a day “horsing around”

On May 13, Kim Mahan, Meter Operations, Queensgate, hosted an outing at her farm in Boone County, Ky. for about 26 children from Cincinnati’s Rothenberg Preparatory Academy. The children are participants in Ohio Gov. Bob Taft’s OhioReads program, the Governor’s major education initiative to improve the reading skills of Ohio’s K-4th grade students so they can read at grade level before leaving elementary school.

Kim, who raises horses, is a program mentor and plans to sign up to mentor again next year. Currently, there are other Cinergy employees who are also mentoring in this program, but there is always a need for more adults to become involved.

“This is my first year volunteering with the OhioReads program,” says Kim, “and I know for certain I will be in it next year. I really enjoy helping the kids learn how to read better. They try very hard, and it’s very rewarding to watch how they improve over the course of a year. Being a mentor has enriched my life and challenged me to try harder when something in my life frustrates me.  Being involved with this program is a great way for me to give back to the community. I personally want to thank Jim O’Connor for allowing Cinergy employees like me the opportunity to work with this program.”

Other employees involved in the outing at Kim’s farm were: Libby Frasure, Queensgate Meter Operations, Linda Flowers, C&I Programs & Strategy, and Michele Carr and Pam Anderson, both from Holiday Park.

The initiative was created by the first piece of legislation Governor Taft signed upon taking office in 1999. OhioReads is a statewide, grassroots reading initiative that brings volunteers into the classroom to serve as reading tutors to K-4th grade students. The initiative is a partnership of schools, businesses, community organizations, libraries, parents, educators, and students working together to improve reading skills.

For more information on OhioReads, Click Here.

Kim gave each child instructions on the proper way to lead a horse.

(L-R) Cinergy Employees Libby Frasure, Michele Carr, Kim Mahan, Linda Flowers, andPam Anderson.

Paddlefest needs volunteers

The Ohio River Way Paddlefest, the largest canoe/kayak event in the Midwest , is seeking volunteers.  This event takes place July 8 and 9 on the banks of the Ohio River . Volunteer opportunities are available on Friday at Four Season Marina, and on Saturday at both Four Season Marina and the Serpentine Wall.

Each volunteer who works three or more hours will receive free: one registration for the six-mile float trip, one camp site (subject to availability), and one T-shirt. To volunteer, Click Here to sign up online.

If you have questions, call the Paddlefest Hotline at 513/230-5228 or Click Here to send an e-mail.

The Ohio River Way is a non-profit organization working to build a 150-mile hike, bike and water trail connecting Ohio River corridor communities, events and people from Maysville , Ky. to Madison , Ind. The trail and greenway will be designed and built through partnerships with local and state government, business and civic organizations from the cities and towns on the river banks. The Ohio River Way will take the lead in forging these partnerships that will not only sustain and enhance our most important regional resource, but will help attract skilled workers, commercial and residential investment, and national and international visitors.

Blood drive at 4th and Main June 7

Hoxworth will hold a blood drive from 9 a.m. to 3 p.m. June 7 in the 4th and Main auditorium.

Appointments will be scheduled for every 15 minutes. To sign up for an appointment to donate, contact either Tina Emerick at 287-2509 or Patty Selm at 287-3109.

You could be a winner!

While giving blood is its own reward, a new way has been developed to recognize employees, retirees and their families for their generous contributions to the health of our communities. Through June 30, the blood donations of our employees, retirees and their families will be tracked. When you or one of your family members gives blood, please contact either Tina Emerick at 287-2509 or Patty Selm at 287-3109 and let them know the name of the blood donor and the location where the blood was donated. Tina and Patty will maintain a running list that will be verified with the regional blood centers.

After June 30, all employees or applicable family members who have given four times over that period (you are allowed to give blood once every eight weeks or about six times a year) will be entered into a drawing for a chance to win one of these prizes:

•                  Winner #1: Use of the Company’s Reds suite at Great American Ball Park for one game during the 2005 season.

•                  Winner #2: Use the Company’s Pacers suite at Conseco Fieldhouse for one game during the Pacers 2005-2006 season.

•                  Winner #3: Four tickets to a Bengals game at Paul Brown Stadium during the 2005 season.

Of course, you are not limited to donating just at blood draws held at Cinergy facilities, but are welcome to give anytime and at any location to participate in the program. Many times at the blood donor locations you will be asked if you are giving on behalf of a group. Please tell the nurses/administrators you are giving on behalf of Cinergy. Remember to contact Tina and Patty via phone or e-mail to report this information.

Cinergylivewell.com — a new tool for your health and well-being

Tip to live well . . .

Time-saving meals at home

Grabbing a meal on the run or popping frozen meals into the microwave may seem like a time saver, but fast meals can be prepared at home too.  The key to making fast, healthy meals at home is planning.

•                  All meals should contain the base nutrients—carbohydrates, protein and a small amount of fat.

•                  Remember to space meals and snacks three to four hours apart and watch portion sizes.

•                  For breakfast, stock up on whole-wheat English muffins, whole-grain cereals, breads, peanut butter, low fat cheeses and yogurt.

•                  Make grab-and-go sandwiches with peanut butter or cheese or mix cereal and yogurt together for a meal in a bowl.

Similar combinations work for lunch and dinner.  Whether it’s pasta and chicken with ready-made sauce or a frozen pizza topped with vegetables, fast and healthy can go together.

Check out www.Cinergylivewell.com for your health and well-being.

industry news

The items below are presented to indicate what is being printed about transactions, our company, and our industry, and what the public is reading. Cinergy does not necessarily endorse the views presented.

Energy bill calls for extension of daylight savings

The Chicago Tribune, in an editorial published on Tuesday, issued skeptical comments about the viability of a provision in the House version of the national energy bill that would extend daylight savings time by eight weeks, an action that proponents believe would save energy.

The editorial cited research that showed there could be a 1 percent reduction in energy demand through the extension. A 2001 study by California put the reduction at 0.5 percent, which would be worth at least $100 million in energy costs. ( Chicago Tribune , May 24)

Senate Energy Committee proposes loans to power industry

The Senate Energy and Natural Resources Committee has proposed allowing federal loans to be made available to cover up to 80 percent of the cost of construction of new nuclear or clean-coal power plants, MarketWatch reported. Wrote the newswire: “The provisions would give many of these projects a better shot at getting off the ground by easing the amount of capital they would have to borrow from banks or investors.”

The committee is scheduled to debate the provision, included in its draft energy bill, on Thursday. In past attempts to get a comprehensive energy bill approved, similar provisions have run into opposition, the newswire reported. The initial cost of such a program was expected to run into the billions, but observers said the actual cost would be much smaller based on the default rate. (MarketWatch, May 24)

Calpine restructuring announcement expected at today’s shareholder meeting

Calpine plans to announce a restructuring today at its annual shareholders meeting. Calpine Chairman and CEO Peter Cartwright said, according to the Wall Street Journal, that the “company intends to sell or close plants, perhaps eight or nine units in all, in places where it lacks significant market presence and smaller plants with high operating costs. That includes plants outside California , Texas and the Southeastern U.S. that aren’t cash-flow positive.”

The largest facility on the block is Saltend, a 1,200-MW facility in Hull , England .. The cost-cutting maneuvers will include a $100-million reduction in annual maintenance costs through the termination of service agreements with General Electric and Siemens-Westinghouse. Calpine will bring the maintenance work on its turbines in-house and shift the work to components made by subsidiary Power Systems Manufacturing.

Wrote the Journal: “Calpine also plans to diversify away from its dependence on natural gas, which has risen substantially in price in the past few years, by tapping an oil-refining byproduct not normally used as a power-generating fuel in the U.S. Cartwright said Calpine is close to deals with refiners that will give it access to petroleum coke. By adding a gasification unit at its power plants, Calpine believes it will be able to convert the coke into a gas that can be burned cleanly, much like natural gas.”  (Wall Street Journal, May 25)

Ocean Power partners with consortium on new wave farm

Ocean Power Delivery Portugal S.A. has signed with a Portuguese consortium to construct phase one of the world’s first commercial wave farm three miles off Portugal ‘s northern coast, the Environmental News Service reported. The company is a subsidiary of Ocean Power Delivery of Edinburgh, Scotland.

Phase one of the project will make use of three Pelamis P-750 Wave Energy Converters. “A letter of intent has been issued to order 30 more Pelamis machines before the end of 2006, subject to satisfactory performance of the initial phase,” the news service reported. The wave farm will have an installed capacity of 2.25 MW.

Renewable energy company Enersis is leading the Portuguese consortium working with Ocean Power. Enersis chairman Goncalo Serras Pereira was quoted as saying: “After 17 years of experience developing, constructing and operating mini hydro schemes, and nine years with wind farms, we believe wave energy will be the new Portuguese endogenous renewable resource.”  (Environmental News Service, May 24)

Exelon joins Pew Center on climate change, environmental council

Exelon disclosed that it has joined the Pew Center on Global Climate Change and become a member of its Business Environmental Leadership Council. The utility had previously received help from the Pew Center in setting out the goal of reducing its 2001 level of GHG emissions 8 percent by 2009.

Exelon chairman, president, and CEO John W. Rowe commented: “We are pleased to join with the Pew Center and other BELC members in advocating for responsible policies that address global climate change while at the same time assuring continued economic growth. Our BELC membership will enable us to have a stronger voice in the national debate on future policy.”  (Exelon Corp. News Release, May 24)

Ohio Edison responds to Akron critics of tree-trimming work

Ohio Edison defended itself against criticism from some Akron residents of its work to trim trees near power lines, the Akron Beacon Journal reported. The utility noted to the city that its work was done for “practicality’s sake,” and met national tree-trimming standards. It is also considering replacing heavily pruned trees with smaller trees that would not grow into power lines. Ellen Raines, spokeswoman for Ohio Edison parent FirstEnergy, said: “We cannot permit trees to compromise the reliability of our system or present a safety hazard to the public and our employees. Trees are the No. 1 cause of outages and it is our policy to remove branches that grow into our lines.” ( Akron Beacon Journal, May 24)

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Forward-looking statement:

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at www.duke-energy.com/investors and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.